Exhibit 99.1

RBC TO SELL ITS SURINAME BANKING OPERATIONS

TORONTO, April 1, 2015 — Royal Bank of Canada (RY on TSX and NYSE) or (“RBC”) today announced that it has entered into a definitive agreement to sell RBC Royal Bank (Suriname) N.V. (“RBC Suriname”) to Republic Bank Limited, subject to customary closing conditions, including regulatory approvals.

“As we continue to focus our Caribbean operations on markets in which we can be a leading competitor for the long-term, we have made the decision to sell RBC Suriname to Republic Bank Limited,” said Kirk Dudtschak, executive vice-president and head, RBC Caribbean Banking. “This transaction supports the successful repositioning of our Caribbean business for the future and allows us to focus on markets where we can strengthen our operational capabilities and where we see opportunities for growth.”

While financial terms of the transaction were not disclosed, the purchase price approximately reflects the book value of RBC Suriname.

RBC expects the transaction to result in a loss of C$23 million (before and after-tax) under International Financial Reporting Standards, largely related to an estimated write-down for the proportionate share of RBC Suriname goodwill and other intangibles. The transaction is not expected to have a material impact on RBC’s Basel III Common Equity Tier 1 ratio.

The loss is based on current estimates and is subject to change and will be reflected in the results of the second quarter ending April 30, 2015. RBC will release its second quarter 2015 results and host an earnings conference call on May 28, 2015.

About RBC

Royal Bank of Canada (RY on TSX and NYSE) is Canada’s largest bank and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management, insurance, investor services and capital markets products and services on a global basis. We employ approximately 78,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 39 other countries. For more information, please visit rbc.com.

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Caution regarding forward-looking statements

Certain statements contained in this press release may be deemed to be forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. These forward-looking statements include, but are not limited to, statements with respect to the loss relating to the sale of RBC Suriname expected to be reflected in our [second] quarter 2015 financial results. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our forward-looking statements, including statements about the loss relating to the sale of RBC Suriname expected to be reflected in our [second] quarter 2015 financial results, will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors—many of which are beyond our control and the effects of which can be difficult to predict—include: credit, market, liquidity and funding, insurance, regulatory compliance, operational, strategic, reputation, legal and regulatory environment, competitive and systematic risks and other risks discussed in the Risk management and Overview of other risks sections of our 2014 Annual Report and in the Risk management section of our Q1 2015 Report to Shareholders; anti-money laundering; growth in wholesale credit; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the United States and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies tax risk and transparency; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology, information management, social media, environmental and third party and outsourcing risk.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking statements contained in this press release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2014 Annual Report, as updated by the Overview section in our Q1 2015 Report to Shareholders. Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2014 Annual Report and in the Risk management section of our Q1 2015 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement contained in this press release, whether written or oral, that may be made from time to time by us or on our behalf.

For more information, please contact:

Investor Contact:

Lynda Gauthier, Investor Relations, 416-955-7808

Media Relations Contact:

Gopal Bansal, Corporate Communications, 416-313-7475